SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

AOXIN TIANLI GROUP, INC.
__________________________________

(Name of Issuer)

Common Shares, $0.001 par value
_________________

(Title of Class of Securities)

G0404E 104

(CUSIP NUMBER)

AOXIN TIANLI GROUP, INC.
 Suite K, 12th Floor, Building A, Jiangjing Mansion
228 Yanjiang Ave., Jiangan District, Wuhan City
Hubei Province, China 430010
 (+86) 27 8274 0726
__________________________________

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 3, 2015
__________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP NO. G0404E 104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Hanying Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,750,000
	8	SHARED VOTING POWER 450,000
	9	SOLE DISPOSITIVE POWER 2,750,000
	10	SHARED DISPOSITIVE POWER 450,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.64%
14	TYPE OF REPORTING PERSON IN
________________
*	Based upon 33,183,000 shares of the Issuer's common stock issued and outstanding.

Item 1. Security and Issuer

This Schedule 13D relates to the ownership by Hanying Li of 3,200,000 common shares, $0.001 par value (the “Shares”), of Aoxin Tianli Group, Inc. (the “Issuer”), 228 Yanjiang Ave., Jiangan District, Wuhan City,Hubei Province, China 430010. The original Schedule 13D filed on February 19, 2015 incorrectly stated that the number of common shares owned by Mr. Li was 3,650,000, as to which she had sole voting and dispositive power as to 3,200,000 common shares, and that the percent of common shares owned by Ms. Li was 11.0%.. This amendment is being filed to correctly state the number and percent of outstanding common shares owned by Ms. Li and the number of common shares as to which she has sole voting and dispositive power.

Item 2. Identity and Background

      (a) The reporting person for purposes of this statement is Hanying Li (the "Reporting Person").

      (b) The business address of the Reporting Person is c/o the Issuer, Suite K, 12th Floor, Building A, Jiangjing Mansion, 228 Yanjiang Ave., Jiangan District, Wuhan City, Hubei Province, China 430010.

      (c) The Reporting Person is a director of the Issuer.

      (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds

      On February 3, 2015, the Issuer granted the Reporting Person 150,000 common shares (the “Award Shares”) as a stock award pursuant to Issuer’s 2014 Share Incentive Plan (the “Award Shares”).  The vesting of 90,000 of the Award Shares is subject to the Reporting Person’s achievement of certain performance criteria to be determined  as to 45,000  shares on each of  the first and second anniversary of the date of grant.

Item 4. Purpose of Transaction

      (a) The Reporting Person acquired the Shares for investment purposes.  The Reporting Person does not have any plan or proposal which relates to or which would have the effect of any acquisition of additional, or disposition of any, securities of the Issuer.

      (b) The Reporting Person does not have any plan or proposal which relates to or would result in an extraordinary transaction involving the Issuer or any subsidiary of the Issuer.

      (c) The Reporting Person does not have any plan or proposal which relates to or would result in a sale or transfer of a material amount of the assets of the Issuer or any subsidiary of the Issuer.

      (d) The Reporting Person does not have any plan or proposal which relates to or would result in any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

      (e) The Reporting Person does not have any plan or proposal which relates to or would result in a material change in the Issuer's present capitalization or dividend policy.

      (f) The Reporting Person does not have any plan or proposal which relates to or would result in a material change in the business or corporate structure of the Issuer.

      (g) The Reporting Person does not have any plan or proposal which relates to or would result in a change in the Issuer's charter, by-laws or instruments corresponding thereto which may impede the acquisition of the Issuer by any person.

      (h) The Reporting Person does not have any plan or proposal which relates to or would result in causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

      (i) The Reporting Person does not have any plan or proposal which relates to or would result in a class of equity securities of the Issuer becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

      (j) The Reporting Person does not have any plan or proposal which relates to or would result in any action similar to those described in paragraphs (a) through (i) above.

Item 5. Interest in Securities of the Issuer

      (a) The Reporting Person owns an aggregate of 3,200,000 common shares of the Issuer, representing approximately 9.64% of the issued and outstanding common shares of the Issuer based upon the 33,183,000 common shares of the Issuer issued and outstanding. The Reporting Person, the former Chair of the Board and Chief Executive Officer of the Issuer, acquired 2,600,000 common shares, and her spouse acquired 450,000 common shares, prior to the Issuer’s initial public offering of common shares and the registration of the common shares under Section 12(b) of the Exchange Act in June 2010.

      (b) The Reporting Person has sole power to vote or direct to vote of 2,750,000 of the Shares and the sole power to dispose or to direct the disposition of 2,750,000 of the Shares. The remaining 450,000 of the Shares are owned by the Reporting Person’s spouse.

      (c) Except for the Award Shares, the Reporting Person has not effected any transaction involving the Issuer's securities within the sixty (60) preceding days.

      (d) Except for the 450,000 common shares owned by her spouse, no other person has the right to receive or the right to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Except for the vesting provisions set forth in the Stock Award Agreement dated February 3, 2015 between the Issuer and the Reporting Person filed as an exhibit hereto, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7. Material to be filed as Exhibits

Stock Award Agreement dated February 3, 2015 between the Issuer and the Reporting Person.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 23, 2015
/s/ Hanying Li
Hanying Li

 AOXIN TIANLI GROUP, INC.
2014 Share Incentive Plan

RESTRICTED STOCK AWARD AGREEMENT

THIS RESTRICTED STOCK AWARD AGREEMENT, (this “Agreement”), dated as of February 3,2015 (the “Date of Grant”), is made by and between Aoxin Tianli Group, Inc., a company organized under the laws of the British Virgin Islands  (the “Company”), and Hanying Li (the “Grantee”).

WHEREAS, the Company has adopted the Aoxin Tianli Group, Inc. 2014 Share Incentive Plan (the “Plan”), pursuant to which the Company may grant Restricted Stock Awards;

WHEREAS, the Company desires to grant to the Grantee the number of shares of Restricted Stock provided for herein;

NOW, THEREFORE, in consideration of the recitals and the mutual agreements herein contained, the parties hereto agree as follows:

Section 1. Grant of Restricted Stock Award

(a) Grant of Restricted Stock. The Company hereby grants to the Grantee 150,000 shares  (the “Shares”) of Restricted Stock (the “Award”) on the terms and conditions set forth in this Agreement and as otherwise provided in the Plan.

(b) Incorporation of Plan; Capitalized Terms. The provisions of the Plan are hereby incorporated herein by reference. Except as otherwise expressly set forth herein, this Agreement shall be construed in accordance with the provisions of the Plan and any capitalized terms not otherwise defined in this Agreement shall have the definitions set forth in the Plan. The Compensation Committee of the Board of Directors (the “Committee”) shall have final authority to interpret and construe the Plan and this Agreement and to make any and all determinations thereunder, and its decision shall be binding and conclusive upon the Grantee and his/her legal representative in respect of any questions arising under the Plan or this Agreement.

Section 2. Terms and Conditions of Award

The grant of Restricted Stock provided in Section 1(a) shall be subject to the following terms, conditions and restrictions:

(a) Ownership of Shares. Subject to the restrictions set forth in the Plan and this Agreement, the Grantee shall possess all incidents of ownership of the Shares of Restricted Stock granted hereunder, including, without limitation, (i) the right to vote such Shares of Restricted Stock, and (ii) subject to Section 2(b), the right to receive dividends with respect to such Shares of Restricted Stock (but only to the extent declared and paid to holders of Common Shares by the Company in its sole discretion), provided, however, that any such dividends shall be treated, to the extent required by applicable law, as additional compensation for tax purposes if paid on Restricted Stock.

(b) Dividends. Any dividends with respect to Restricted Stock (whether such dividends are paid in cash, stock or other property) (i) shall be subject to the same restrictions (including the risk of forfeiture) as the Restricted Stock with regard to which they are issued; (ii) shall herein be encompassed within the term “Restricted Stock”; (iii) may be held by the Company for the Grantee prior to vesting; and (iv) if so held by the Company, shall be paid or otherwise released to the Grantee, without interest, promptly after the vesting of the Restricted Stock with regard to which they were issued. If dividends are released to the Grantee prior to the vesting of the Restricted Stock with regard to which they were issued, and such Restricted Stock fails to vest and is forfeited for any reason, Grantee shall return or repay such dividends to the Company, without interest, promptly following the forfeiture event.

(c) Restrictions. The Shares shall be subject to the following restrictions:

1.
The Shares shall be subject to the restriction on resale applicable to Affiliates (as defined in Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”)) and the certificates evidencing the Shares shall be endorsed with a legend to such effect, and in addition, none of the Shares may be sold prior to the filing by the Company with the Securities and Exchange Commission of its Annual report on Form 10-K for the fiscal year ended December 31, 2014.

2.
45,000 of the Shares shall not vest until the first anniversary of the Date of Grant subject to the fulfillment by the Grantee of performance criteria established by the Committee, as determined by the Committee based upon an evaluation prepared in accordance with criteria specified by the Committee.

3.
An additional 45,000 of the Shares shall not vest until the second anniversary of the Date of Grant subject to the fulfillment by the Grantee of performance criteria established by Committee, as determined by the Committee based upon an evaluation prepared in accordance with criteria specified by the Committee.

The Restricted Stock and any interest therein, may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of (each, a “Transfer”), except by will or the laws of descent and distribution, during any period of time during which the Transfer of such Restricted Stock is restricted hereunder. Any attempt to Transfer any Restricted Stock in contravention of the above restriction shall be null and void and without effect.

(d) Certificate; Book Entry Form; Legend. The Company shall issue the Shares of Restricted Stock either (i) in certificate form or (ii) in book entry form, registered in the name of the Grantee, with legends, or notations, as applicable, referring to the terms, conditions and restrictions applicable to the Award. The Grantee agrees that any certificate issued for Restricted Stock prior to the lapse of any outstanding restrictions relating thereto shall be inscribed with the following legend:

“This certificate and the shares of stock represented hereby are subject to the terms and conditions, including forfeiture provisions and restrictions against transfer (the “Restrictions”), contained in the Aoxin Tianli Group, Inc. 2014 Share Incentive Plan, as amended, and an agreement entered into between the registered owner and the Company. Any attempt to dispose of these shares in contravention of the Restrictions, including by way of sale, assignment, transfer, pledge, hypothecation or otherwise, shall be null and void and without effect.”

(e) Lapse of Restrictions. Subject to Section 2(f) below, upon the lapse of restrictions relating to any Shares of Restricted Stock, the Company shall, as applicable, either remove the notations on any such Shares of Restricted Stock issued in book-entry form or deliver to the Grantee or the Grantee’s personal representative a stock certificate representing a number of Common Shares, free of the restrictive legend described in Section 2(d), equal to the number of Shares of Restricted Stock with respect to which such restrictions have lapsed. If certificates representing such Restricted Stock shall have theretofore been delivered to the Grantee, such certificates shall be returned to the Company, complete with any necessary signatures or instruments of transfer prior to the issuance by the Company of such unlegended Common Shares.

(f) Termination of Employment. Notwithstanding Section 2(c), in the event of the termination of the Grantee’s employment or service with the Company or any subsidiary of the Company for any reason prior to the lapsing of restrictions in accordance with Section 2(e) with respect to any portion of the Restricted Stock granted hereunder, such portion of the Restricted Stock held by the Grantee shall be automatically forfeited by the Grantee as of the date of termination.

Any Shares of Restricted Stock forfeited pursuant to this Agreement shall be transferred to, and reacquired by, the Company without payment of any consideration by the Company, and neither the Grantee nor any of the Grantee’s successors, heirs, assigns or personal representatives shall thereafter have any further rights or interests in such Shares. If certificates for any such Shares containing restrictive legends shall have theretofore been delivered to the Grantee (or his/her legatees or personal representative), such certificates shall be returned to the Company, complete with any necessary signatures or instruments of transfer.

(g) Corporate Transactions. The following provisions shall apply to the corporate transactions described below:

(i) In the event of a proposed dissolution or liquidation of the Company, the Award will terminate and be forfeited immediately prior to the consummation of such proposed transaction, unless otherwise provided by the Committee.

(ii) In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another corporation, the Award shall be assumed or substituted with an equivalent award by such successor corporation, parent or subsidiary of such successor corporation; provided that the Committee may determine, in the exercise of its sole discretion, that in lieu of such assumption or substitution, the Award shall be vested and non-forfeitable and any conditions or restrictions on the Award shall lapse, as to all or any part of the Award, including Shares as to which the Award would not otherwise be non-forfeitable.

(h) Income Taxes. Except as provided in the next sentence, the Company shall withhold and/or reacquire a number of Shares having a Fair Market Value equal to the taxes that the Company determines it is required to withhold under applicable tax laws with respect to the Restricted Stock (with such withholding obligation determined based on any applicable minimum statutory withholding rates), in connection with the vesting of the Restricted Stock. In the event the Company cannot (under applicable legal, regulatory, listing or other requirements) satisfy such tax withholding obligation in such method, the Grantee makes a Section 83(b) election pursuant to Section 2(i) below, or the parties otherwise agree in writing, then the Company may satisfy such withholding by any one or combination of the following methods: (i) by requiring the Grantee to pay such amount in cash or check; (ii) by deducting such amount out of any other compensation otherwise payable to the Grantee; and/or (iii) by allowing the Grantee to surrender Common Shares of the Company which (a) in the case of shares initially acquired from the Company (upon exercise of a stock option or otherwise), have been owned by the Grantee for such period (if any) as may be required to avoid a charge to the Company’s earnings, and (b) have a Fair Market Value on the date of surrender equal to the amount required to be withheld. For these purposes, the Fair Market Value of the Shares to be withheld or repurchased, as applicable, shall be determined on the date that the amount of tax to be withheld is to be determined.

(i) Section 83(b) Election. The Grantee hereby acknowledges that he or she may file an election pursuant to Section 83(b) of the Code to be taxed currently on the fair market value of the Shares of Restricted Stock (less any purchase price paid for the Shares), provided that such election must be filed with the Internal Revenue Service no later than thirty (30) days after the grant of such Restricted Stock. The Grantee will seek the advice of his or her own tax advisors as to the advisability of making such a Section 83(b) election, the potential consequences of making such an election, the requirements for making such an election, and the other tax consequences of the Restricted Stock award under federal, state, and any other laws that may be applicable. The Company and its affiliates and agents have not and are not providing any tax advice to the Grantee.

Section 3. Miscellaneous

(a) Notices. Any and all notices, designations, consents, offers, acceptances and any other communications provided for herein shall be given in writing and shall be delivered either personally or by registered or certified mail, postage prepaid, which shall be addressed, in the case of the Company to the Chief Executive Officer of the Company at the principal office of the Company and, in the case of the Grantee, to the Grantee’s address appearing on the books of the Company or to the Grantee’s residence or to such other address as may be designated in writing by the Grantee. Notices may also be delivered to the Grantee, during his or her employment, through the Company’s inter-office or electronic mail systems.

(b) No Right to Continued Employment. Nothing in the Plan or in this Agreement shall confer upon the Grantee any right to continue in the employ of the Company or any subsidiary of the Company, or shall interfere with or restrict in any way the right of the Company or any subsidiary of the Company ,which is hereby expressly reserved, to remove, terminate or discharge the Grantee at any time for any reason whatsoever, with or without Cause and with or without advance notice.

(c) Bound by Plan. By signing this Agreement, the Grantee acknowledges that he/she has received a copy of the Plan and has had an opportunity to review the Plan and agrees to be bound by all the terms and provisions of the Plan.

(d) Imposition of Other Requirements. If the Grantee relocates to another country after the Date of Grant, the Company reserves the right to impose other requirements on the Grantee’s participation in the Plan, to the extent the Company determines it is necessary or advisable in order to comply with local law or facilitate the administration of the Plan, and to require the Grantee to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

(e) Successors. The terms of this Agreement shall be binding upon and inure to the benefit of the Company, its successors and assigns, and of the Grantee and the beneficiaries, executors, administrators, heirs and successors of the Grantee.

(f) Invalid Provision. The invalidity or unenforceability of any particular provision thereof shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision had been omitted.

(g) Modifications. No change, modification or waiver of any provision of this Agreement shall be valid unless the same is in writing and signed by the parties hereto.

(h) Entire Agreement. This Agreement and the Plan contain the entire agreement and understanding of the parties hereto with respect to the subject matter contained herein and therein and supersede all prior communications, representations and negotiations in respect thereto.

(i) Governing Law. This Agreement and the rights of the Grantee hereunder shall be construed and determined in accordance with the laws of the British Virgin Islands.

(j) Headings. The headings of the Sections hereof are provided for convenience only and are not to serve as a basis for interpretation or construction, and shall not constitute a part, of this Agreement.

(k) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

By Grantee’s signature and the signature of the Company’s representative below, or by Grantee’s acceptance of this Award through the Company’s online acceptance procedure, this Agreement shall be deemed to have been executed and delivered by the parties hereto as of the Date of Grant.

AOXIN TIANLI GROUP, INC.

By:	/s/ Ping Wang
Ping Wang
Its:	President and CEO

Signature:	/s/ Hanying Li

Printed Name:	Hanying Li